Filed by Reliant Bancorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Tennessee Community Bank Holdings, Inc. (Commission File No. 001-37391) Reliant Bancorp, Inc. Acquisition of First Advantage Bancorp November 4, 2019

Safe Harbor Statements FORWARD LOOKING STATEMENTS This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the “First Advantage Transaction”) between Reliant Bancorp, Inc. (“Reliant” or the “Company”) and First Advantage Bancorp (“First Advantage”), the benefits of the First Advantage Transaction to Reliant, First Advantage, and their respective shareholders, Reliant’s future financial and operating results (including the anticipated impact of the First Advantage Transaction, separately or together with Reliant’s previously-announced, pending acquisition of Tennessee Community Bank Holdings, Inc. (“TCB Holdings”) (the “TCB Holdings Transaction” and, together with the First Advantage Transaction, the “Transactions”), on Reliant’s earnings per share and tangible book value), and Reliant’s plans, objectives, and intentions. All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transactions may not be realized or take longer than anticipated to be realized, (2) the ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transactions, (3) the effect of the announcement and pendency of the Transactions on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the businesses and operations of First Advantage and its subsidiaries and of TCB Holdings and its subsidiaries cannot be successfully integrated with the business and operations of Reliant and its subsidiaries or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or the definitive merger agreement for the TCB Holdings Transaction, (6) the amount of costs, fees, expenses, and charges related to the Transactions, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transactions, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transactions, (9) the failure of any of the conditions to the closing of the Transactions to be satisfied, or any unexpected delay in closing the Transactions, (10) the dilution caused by Reliant’s issuance of additional shares of its common stock in the Transactions, (11) Reliant’s ability to simultaneously execute on two separate business combination transactions, (12) the risk associated with Reliant management’s attention being diverted away from the day-to-day business and operations of Reliant to the completion of the Transactions, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at http://www.sec.gov. Reliant believes the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise. NON-GAAP FINANCIAL MEASURES This presentation contains certain financial measures that are not measures recognized under U.S. generally accepted accounting principles (“GAAP”) and, therefore, are considered non-GAAP financial measures. Members of the Company’s management use these non-GAAP financial measures in their analysis of the Company’s performance, financial condition, and efficiency of operations. Management of the Company believes that these non-GAAP financial measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods, and demonstrate the effects of significant gains and charges in the current period. Management of the Company also believes that investors find these non-GAAP financial measures useful as they assist investors in understanding underlying operating performance and the analysis of ongoing operating trends. However, the non-GAAP financial measures discussed herein should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which the non-GAAP financial measures discussed herein are calculated may differ from that of other companies reporting measures with similar names. You should understand how such other companies calculate their financial measures similar to, or with names similar to, the non-GAAP financial measures we have discussed herein when comparing such non-GAAP financial measures. The non-GAAP financial measures contained in this presentation include, without limitation, pro forma return on average assets and pro forma return on average tangible common equity. 1

Safe Harbor Statements ADDITIONAL INFORMATION ABOUT THE TCB HOLDINGS TRANSACTION AND WHERE TO FIND IT In connection with TCB Holdings Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to TCB Holdings’ shareholders in connection with TCB Holdings Transaction. The registration statement will include a proxy statement of TCB Holding and prospectus of Reliant and other relevant materials pertaining to TCB Holdings Transaction. The proxy statement/prospectus will be sent to TCB Holdings’ shareholders in connection with seeking the required shareholder approval(s) for TCB Holdings Transaction). INVESTORS AND SECURITY HOLDERS OF RELIANT AND TCB HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH TCB HOLDINGS TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, TCB HOLDINGS, AND TCB HOLDINGS TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related proxy statement/prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020. This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION Reliant, TCB Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from TCB Holdings’ shareholders in connection with TCB Holdings Transaction. Certain information about the directors and executive officers of Reliant and TCB Holdings will be included in the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Reliant. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to TCB Holdings Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above. 2

First Advantage Bank – An Exceptional Franchise Branch Footprint Franchise Overview First Advantage Bank – Founded in 1954 as First Federal Savings Bank – With deep roots in commercial and mortgage lending, First Advantage Bank is a trusted financial partner for businesses, individuals, and families – Specialized lending business established in Knoxville in 2014 Tennessee Presence – Headquartered in Clarksville, TN with #2 deposit market share through five branches in Montgomery County – Three branches in the Nashville MSA Experienced leadership – Led by Earl O. Bradley III (CEO) and Jerry Cooksey Jr. (CFO) Pro Forma Snapshot TCB RBNC FABK Pro Forma Holdings Assets $1.9B $257M $733M $2.8B RBNC Branches (17) Loans $1.4B $170M $622M $2.2B TCBH Branches (5) Deposits $1.6B $212M $603M $2.4B FABK Branches (8) FABK LPO (1) TCB Pro forma RBNC FABK Change Holdings 2021 EPS $1.86 $2.09 $2.45 +32% 2021 ROAA 0.97% 1.04% >1.20% >23 bp 2021 ROATCE 10.7% 12.4% >15.0% >430 bp Source: S&P Global Market Intelligence Note: Financial information as of September 30, 2019. Excludes purchase accounting adjustments 3

Strategic and Financial Rationale

Strategic Expansion into Growth Markets and Business Lines	Extends footprint into the attractive Clarksville MSA with five branches in Montgomery County (#2 deposit market share with 15.4% of deposits) Vibrant Williamson County position improves to #5 with 8.6% deposit market share Adds highly profitable manufactured housing lending business (~8% of pro forma loans)
Consistent With Strategic Priorities	Extends Middle TN footprint west of TCB Holdings' footprint Addition of six net branches in the Nashville and Clarksville MSAs expected to result in improved efficiency Demographic profile consistent with existing footprint Enhanced capital base and liquidity provides for additional growth opportunities On a pro forma basis, RBNC will be the 10th largest bank in deposit market share in TN (6th largest bank in deposit market share headquartered in TN)[1]
Financially Attractive	EPS accretion in 2021 of >17%, pro forma inclusive of TCB Holdings Initial TBVPS dilution of ~7.3% with a 3 year earn back, pro forma inclusive of TCB Holdings Internal Rate of Return of ~25% Estimated ROAA of >1.20% and ROATCE of >15.0% in 2021, pro forma inclusive of TCB Holdings

Reliant BANCORP, INC.

Source: S&P Global Market Intelligence, United States Census Bureau
Note: Financial information as of September 30, 2019
(1) Financial data based on FDIC data as of June 30, 2019. Pro forma data includes pending and recently announced acquisitions

4

Clarksville, Tennessee Market Snapshot Market Description Largest Employers  Fifth largest city in Tennessee with a population of 155,205. Population is expected to increase by 90,000 or 40% by 2030.  5,532 total businesses in the Clarksville MSA, 75 companies with more than 100 employees and 802 companies with more than 20 employees.  Fort Campbell, home to the U.S. Army’s 101st Airborne Division currently employs 26,800 active military members and 4,400 civilians. The economic impact of base indirectly creates another 29,479 jobs in the Clarksville MSA. The total impact of the direct and indirect jobs created $10.1 Billion of total economic output in 2018.  Clarksville MSA is home to five universities and colleges, most prominent is Austin Peay University with over 10,000 student and faculty.  Since 2016, LG, Google, Atlas BX Battery, Hankook Tires and VK Integration Systems have announced investments of over $1.8 Billion and the creation of 2000 direct jobs in the Clarksville MSA. Source: S&P Global Market Intelligence, Claritas, Clarksville Area Chamber of Commerce, Center for Economic Research in Tennessee 5

Pro Forma Demographic Profile – Building Scale in Attractive Markets

Reliant Bank will hold significant market share in some of the fastest growing markets in Tennessee

Demographics by Metropolitan Statistical Area

MSA	Rank	Branches	Deposits (000s)	Deposit Market Share (%)	Percentage of Franchise (%)	Population 2020	Population 2010-19 Growth (%)	Population 2020-25E Growth (%)	Household Income 2020	Household Income 2020-25E Growth (%)
Nashville, TN	10	24	$1,877,319	2.94	80.61	1,954,627	18.74	6.37	$66,583	11.09
Clarksville, TN-KY	**3**	**5**	**$420,259**	**10.15**	**18.05**	**312,518**	**14.08**	**5.23**	**$53,749**	**6.86**
Chattanooga, TN-GA	22	1	$31,362	0.31	1.35	566,880	7.33	4.12	$55,327	10.98
Pro Forma MSA Totals		**30**	**$2,328,940**		**100.00**	**2,834,025**				
Pro Forma Weighted Average							**17.74**	**6.14**	**$64,116**	**10.33**

Demographics by County

County	Rank	Branches	Deposits (000s)	Deposit Market Share (%)	Percentage of Franchise (%)	Population 2020	Population 2010-20 Growth (%)	Population 2020-25E Growth (%)	Household Income 2020	Household Income 2020-25E Growth (%)
Williamson	**5**	**6**	**$879,457**	**8.56**	**37.76**	**241,165**	**31.65**	**8.19**	**$118,986**	**11.97**
Montgomery	**2**	**5**	**$420,259**	**15.36**	**18.05**	**212,753**	**23.46**	**7.53**	**$63,494**	**11.17**
Maury	2	4	$308,074	21.23	13.23	97,451	20.38	7.45	$62,554	13.40
Cheatham	1	4	$180,410	34.50	7.75	40,764	4.24	3.32	$64,661	10.81
Sumner	1	2	$138,779	3.59	5.96	192,556	19.86	7.03	$71,923	15.62
Robertson	4	2	$140,821	15.26	6.05	72,126	8.82	4.81	$66,595	13.03
Hickman	10	2	$120,191	53.22	5.16	25,292	2.44	3.17	$45,082	8.70
Davidson	20	3	$95,294	0.26	4.09	700,931	11.85	4.74	$66,288	15.58
Hamilton	24	1	$31,362	0.38	1.35	369,089	9.70	4.63	$56,210	11.17
Rutherford	13	1	$14,293	0.30	0.61	337,508	28.52	8.07	$74,921	15.95
Pro Forma County Totals		**30**	**$2,328,940**		**100.00**	**2,289,635**				
Pro Forma Weighted Average							**21.84**	**6.87**	**$84,241**	**12.20**
State of Tennessee						**6,853,435**	**7.99**	**4.01**	**$56,702**	**12.20**

Reliant BANCORP, INC.

Source: S&P Global Market Intelligence, Claritas

Note: Financial data based on FDIC data as of June 30, 2019. All data shown pro forma for pending and recently announced acquisitions. Reliant data shown pro forma for recently announced acquisition of Tennessee Community Bank Holdings, Inc.

6

Pro Forma Deposit Market Share

Reliant Bank will have scale in Tennessee—including #5 deposit share in Williamson County and #3 deposit share in the Clarksville MSA

Clarksville, TN-KY Metropolitan Statistical Area

Rank	Institution (State)	Branch Count	Market Deposits ($000)	Market Share (%)
1	Planters Financial Group Inc. (TN)	7	748,223	18.07
2	F&M Financial Corp. (TN)	10	589,989	14.25
3	**First Advantage Bancorp (TN)**	**5**	**420,259**	**10.15**
4	U.S. Bancorp (MN)	10	347,599	8.40
5	Regions Financial Corp. (AL)	6	343,234	8.29
6	Legends Financial Holdings Inc (TN)	5	341,338	8.25
7	Bank of America Corporation (NC)	4	295,993	7.15
8	First Financial Corp. (IN)	7	278,258	6.72
9	BB&T Corp. (NC)	3	224,075	5.41
10	Southeastern Bancorp Inc. (TN)	5	149,197	3.60
	Total:	**79**	**4,139,607**	

Williamson County, Tennessee

Rank	Institution (State)	Branch Count	Market Deposits ($000)	Market Share (%)
1	Franklin Financial Network Inc (TN)	8	2,547,131	24.78
2	Bank of America Corporation (NC)	4	1,139,380	11.09
3	First Horizon National Corp. (TN)	10	922,941	8.98
4	Regions Financial Corp. (AL)	9	906,392	8.82
	Pro Forma Company	**6**	**879,457**	**8.56**
5	Pinnacle Financial Partners (TN)	4	854,793	8.32
6	**Reliant Bancorp Inc. (TN)[(1)]**	**4**	**774,326**	**7.53**
7	BB&T Corp. (NC)	7	713,068	6.94
8	Fifth Third Bancorp (OH)	8	593,683	5.78
9	U.S. Bancorp (MN)	9	325,321	3.17
10	Wells Fargo & Co. (CA)	4	243,228	2.37
15	**First Advantage Bancorp (TN)**	**2**	**105,131**	**1.02**
	Total:	**108**	**10,278,235**	

State of Tennessee

Rank	Institution (State)	Branch Count	Market Deposits ($000)	Market Share (%)
1	First Horizon National Corp. (TN)	157	24,670,783	15.39
2	Regions Financial Corp. (AL)	218	18,350,690	11.45
3	BB&T Corp. (NC)	147	15,471,927	9.65
4	Pinnacle Financial Partners (TN)	48	13,549,343	8.45
5	Bank of America Corporation (NC)	58	12,608,152	7.87
6	FB Financial Corp. (TN)	67	4,381,572	2.73
7	U.S. Bancorp (MN)	91	3,471,436	2.17
8	Franklin Financial Network Inc (TN)	15	3,147,698	1.96
9	Wilson Bank Holding Co. (TN)	28	2,332,337	1.46
	Pro Forma Company[(2)]	**31**	**2,328,940**	**1.45**
10	Fifth Third Bancorp (OH)	35	2,281,616	1.42
11	Simmons First National Corp. (AR)	42	2,039,718	1.27
12	**Reliant Bancorp Inc. (TN)[(1)]**	**22**	**1,760,223**	**1.10**
13	Wells Fargo & Co. (CA)	19	1,753,851	1.09
14	CapStar Financial Hlgs Inc. (TN)	13	1,736,722	1.08
15	Home Federal Bank of Tennessee (TN)	23	1,705,738	1.06
16	Educational Svcs of Am Inc. (TN)	14	1,579,887	0.99
17	Renasant Corp. (MS)	20	1,501,543	0.94
18	First Citizens Bancshares Inc. (TN)	25	1,472,672	0.92
19	BancorpSouth Bank (MS)	27	1,429,003	0.89
20	SmartFinancial Inc. (TN)	17	1,420,606	0.89
42	**First Advantage Bancorp (TN)**	**9**	**568,717**	**0.35**
	Total:	**2,027**	**160,288,767**	

Reliant BANCORP, INC.

Source: S&P Global Market Intelligence
Note: Financial data based on FDIC data as of June 30, 2019. All data shown pro forma for pending and recently announced acquisitions
(1) Reliant data shown pro forma for recently announced acquisition of Tennessee Community Bank Holdings, Inc.
(2) Pro forma branch count includes First Advantage Bank's LPO in Knoxville, Tennessee

7

Pro Forma Deposit Summary

First Advantage Bank is expected to reduce Reliant Bank's dependence on non-core deposit funding

Reliant Bank[(1)]



Transaction Accts 25.2%
MMDA& Savings 25.6%
Retail Time 20.1%
Jumbo Time 29.0%

	($000s)	%
Transaction Accts	$459,684	25.2%
MMDA+Savings	467,038	25.6
Retail Time[(2)]	367,132	20.1
Jumbo Time[(2)]	528,939	29.0
Total	**$1,822,792**	**100.0%**

Q3 2019 Cost of Deposits:	**1.48%**
Brokered Deposits:	**16.8%**

First Advantage Bank[(3)]



Jumbo Time 13.2%
Transaction Accts 9.4%
Retail Time 26.0%
MMDA& Savings 51.4%

	($000s)	%
Transaction Accts	$57,171	9.4%
MMDA+Savings	313,225	51.4
Retail Time[(2)]	158,289	26.0
Jumbo Time[(2)]	80,166	13.2
Total	**$608,851**	**100.0%**

Q3 2019 Cost of Deposits:	**1.79%**
Brokered Deposits:	**0.0%**

Pro Forma



Jumbo Time 25.0%
Transaction Accts 21.3%
Retail Time 21.6%
MMDA& Savings 32.1%

	($000s)	%
Transaction Accts	$516,855	21.3%
MMDA+Savings	780,263	32.1
Retail Time[(2)]	525,421	21.6
Jumbo Time[(2)]	609,105	25.0
Total	**$2,431,643**	**100.0%**

Q3 2019 Cost of Deposits:	**1.55%**
Brokered Deposits:	**12.6%**

Sources: S&P Global Market Intelligence, respective internal company reports, and company filings
Note: Financial information as of September 30, 2019 unless otherwise specified. Excludes purchase accounting adjustments
(1) Reliant Bank includes estimated impact of pending acquisition of Community Bank & Trust. Reliant Bank based on 3Q19 earnings release. Community Bank & Trust based on internal Community Bank & Trust report.
(2) Retail time deposits defined as those with a balance of $100,000 or less. Jumbo time deposits defined as those with a balance in excess of $100,000.
(3) First Advantage Bank regulatory call report

Reliant BANCORP, INC.

8

Diversified Pro Forma Loan Portfolio

First Advantage Bank's higher yielding loan portfolio is expected to provide diversification and reduced concentration ratios

Reliant Bank[1]


Other
6.9%
C&D
15.5%
CRE
37.1%
C&I
15.2%
1-4 Family
25.3%

	($000s)	%
C&D	$237,520	15.5%
CRE	569,902	37.1
1-4 Family	389,455	25.3
C&I	234,129	15.2
Manufactured Home	–	–
Other	106,301	6.9
Total	**$1,537,307**	**100.0%**

Q3 2019 Yield on Loans[3]:	**5.38%**
CRE / Risk-Based Capital[3]:	**315%**
C&D / Risk-Based Capital[3]:	**114%**

First Advantage Bank[2]


Other
4.4%
Manufactured
Home
27.9%
CRE
33.1%
C&D
13.1%
C&I
10.3%
1-4 Family
11.2%

	($000s)	%
C&D	$81,487	13.1%
CRE	205,790	33.1
1-4 Family	69,462	11.2
C&I	64,161	10.3
Manufactured Home	173,886	27.9
Other	27,452	4.4
Total	**$622,238**	**100.0%**

Q3 2019 Yield on Loans:	**5.98%**
CRE / Risk-Based Capital:	**254%**
C&D / Risk-Based Capital:	**100%**

Pro Forma


Manufactured
Home
8.1%
Other
6.2%
CRE
35.9%
C&D
14.8%
C&I
13.8%
1-4 Family
21.3%

	($000s)	%
C&D	$319,007	14.8%
CRE	775,692	35.9
1-4 Family	458,917	21.3
C&I	298,290	13.8
Manufactured Home	173,886	8.1
Other	133,753	6.2
Total	**$2,159,545**	**100.0%**

Q3 2019 Yield on Loans[3]:	**5.55%**
CRE / Risk-Based Capital[3]:	**298%**
C&D / Risk-Based Capital[3]:	**110%**

Sources: S&P Global Market Intelligence, respective internal company reports, and company filings
Note: Financial information as of September 30, 2019 unless otherwise specified. Excludes purchase accounting adjustments
(1) Reliant Bank includes estimated impact of pending acquisition of Community Bank & Trust
(2) First Advantage Bank manufactured home loan balances based on internal First Advantage Bank reporting
(3) Yield on loans and loan concentration ratios based on preliminary estimates of Community Bank & Trust ratios

Reliant BANCORP, INC.

9

Summary Transaction Terms

Transaction Consideration	1.17 shares of RBNC common stock and $3.00 in cash for each share of FABK common stock Outstanding options cashed out ~90% Stock / 10% Cash Total deal value of approximately $123.4 million[(1)]
Implied Pricing Multiples	Price / Tangible Book Value: 152.2% Price / 2019 estimated EPS: 17.6x Price / 2020 estimated EPS: 15.3x Price / 2020 estimated EPS + Cost Saves: 8.6x
Pro Forma Ownership[(2)]	72% Reliant 28% First Advantage
Expected Timing	Expect to consummate transaction in the second quarter of 2020, subject to regulatory and shareholder approvals and other customary closing conditions

Reliant BANCORP, INC.

Note: Financial information as of September 30, 2019
(1) Pricing based on RBNC's closing common stock price of $23.65 per share as of 10/22/19
(2) Reliant ownership includes estimated shareholders obtained from the pending acquisition of Tennessee Community Bank Holdings, Inc.

10

Key First Advantage Transaction Assumptions Estimated Cost Estimated synergies of 35% of FABK’s non-interest expenses with 75% phased-in for 2020 and Savings 100% in 2021 and beyond Transaction Estimated pre-tax merger-related charges of $14.2 million or 11.5% of deal value(1) Expenses Total gross credit mark of ~2.3%, or $14.1 million, representing 2.5x reserves (consists of 3.0% Credit Mark credit mark on manufactured housing loans and 2.0% credit mark on all other loans) Core Deposit CDI of $3.0 million amortized sum of the years digits over 10 years Intangible Other Fair Value Discount on loans of $3.5 million (accretion period of 5 years) Adjustments Discount on deposits of $1.0 million (amortization period of 2.5 years) Note: Figures are estimated only and will change based on conditions at the time of the acquisition (1) Pricing based on RBNC’s closing common stock price of $23.65 per share as of 10/22/19 11

Extensive Due Diligence Conducted . Comprehensive due diligence was performed by Reliant Bank senior management, including the CEO, CFO, CCO, CLO, Director of Operations, Human Resources, and Compliance, in addition to external resources, to assess systems, compliance, internal controls, liquidity, credit quality, marketing, facilities, and other issues . Risk mitigated by overlapping exposure of First Advantage Bank in our legacy markets and our familiarity with the Clarksville market, First Advantage Bank, and its management team . Comprehensive credit review of First Advantage Bank’s loan portfolio included: . All individual loans greater than $2,000,000, along with the loan’s corresponding direct relationship portfolios . Judgmentally selected sample of relationships less than $2,000,000 but greater than $1,000,000 . Loans deemed impaired by First Advantage Bank with individual or relationship exposure greater than or equal to $150,000 . All individual unsecured loans greater than $500,000, along with the loan’s corresponding direct relationship portfolios . Judgmentally selected sample of loan relationships with risk ratings of 5 (“Watch”) . The net active principal balance of the loan relationships reviewed was $186,057,808, or approximately 31% of the total net active principal loan balances, as of June 30, 2019. Excluding the manufactured housing loan portfolio, the loan review coverage was approximately 45% of the remaining loan population, as of June 30, 2019 . A random sample of approximately 10% of manufactured housing loans was reviewed with no risk ratings changes or other issues noted. Additionally, a close review of manufactured housing internal controls was performed 12

Our History 1/9/2006 4/28/2014 7/7/2015 3/6/2017 8/23/2017 1/1/2018 10/22/2018 9/16/2019 Reliant Bank Commerce Stock (ticker Opened Green Announced Completed Opened Announced established Union and symbol Hills branch in acquisition acquisition Chattanooga acquisition Reliant CUBN) Davidson of of branch of announce begins County Community Community Tennessee merger trading on First & $25 First Community of equals Nasdaq million Bank Private Holdings Placement 20062006 2014 2015 2017 2018 2019 4/1/2015 10/23/2019 Commerce 12/31/2017 Announced 8/14/2006 Union and 6/30/2017 Officially 8/28/2018 acquisition of Commerce Reliant close 2/21/2017 Surpassed rebranded as Opened First Union Bank merger. $791 Expansion into $1 billion in Reliant Murfreesboro Advantage established million in assets Chattanooga assets Bancorp, Inc. branch Bancorp 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Q3 ‘19 RBNC $111 $205 $317 $382 $379 $363 $385 $385 $450 Total Assets $876 $912 $1,125 $1,724 $1,852 ($mm) Commerce Union Bank $35 $98 $133 $148 $187 $209 $232 $253 $296 Source: S&P Global Market Intelligence; Company Filings 13

Appendix: First Advantage Bancorp Historical Financials

	For the Years Ended:					For the Quarters Ended:			12/31/2014 9/30/2019
	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018	3/31/2019	6/30/2019	9/30/2019	CAGR
Balance Sheet									
Total Assets ($000)	442,534	487,373	528,440	571,502	664,329	682,005	692,528	732,562	11.2%
Total Net Loans ($000)	361,669	398,886	418,430	484,603	575,486	580,750	594,947	616,818	11.8%
Total Deposits ($000)	329,500	362,264	416,928	444,192	522,606	546,183	563,052	602,953	13.6%
Loans / Deposits (%)	111.2	111.2	101.6	110.2	111.0	107.1	106.1	102.8	
TCE / TA (%)	14.8	13.6	12.4	12.2	11.6	11.5	11.5	11.0	
Total Capital Ratio[1] (%)	18.4	15.9	15.3	14.0	12.3	12.4	12.2	13.0	
Profitability									
ROAA[2] (%)	0.78	0.72	0.57	0.97	1.21	0.91	1.03	1.06	
ROAE[2] (%)	4.94	5.11	4.39	7.74	9.97	7.83	8.98	9.29	
Net Interest Margin (%)	4.33	4.35	4.08	4.33	4.41	4.13	4.05	4.06	
Efficiency Ratio (%)	72.6	73.1	78.0	72.4	66.5	69.3	67.5	65.7	
Noninterest Income / Op. Rev (%)	12.3	12.2	11.7	10.8	10.6	10.2	13.4	13.8	
Noninterest Exp./ AA (%)	3.5	3.4	3.4	3.2	3.1	3.0	3.0	2.9	
Asset Quality (%)									
NPLs / Loans (%)	4.3	2.9	2.7	1.3	1.4	1.5	1.4	0.9	
NPAs / Assets (%)	3.8	2.5	2.3	1.3	1.5	1.5	1.4	1.0	
Reserves / Loans (%)	1.44	1.47	1.53	1.15	0.92	0.89	0.89	0.87	
NCOs / Avg Loans (%)	0.06	0.15	0.06	0.09	0.18	0.20	0.08	0.03	
Per Share Information									
Tangible Book Value per Share ($)	16.58	17.07	17.42	18.24	19.77	20.09	20.50	20.93	5.0%
Dividends Declared ($)	0.28	0.40	0.40	0.40	0.52	0.15	0.15	0.15	
EPS[2] ($)	0.80	0.85	0.73	1.30	1.79	0.36	0.42	0.45	18.4%

Reliant BANCORP, INC.

Source: S&P Global Market Intelligence
(1) 2018Y, 2019Q1-2019Q3 shown at the bank level
(2) 2017Y shown excluding the impact of the Tax Cuts and Jobs Act

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Appendix: Manufactured Housing Portfolio – Growth and Credit Quality Metrics(1) Manufactured Home Loans ($MM) Manufactured Home Loan Originations ($MM) $200 $60 $180 $173.9 Portfolio Yield of $48.4 $160 $50 $47.1 8.58% Year-to-Date $146.0 $140 $40 $36.5 $120 $106.7 $32.8 $100 $30 $27.6 $80 $65.2 $20 $60 $40 $34.7 $10 $6.7 $20 $6.9 $0 $0 2014 2015 2016 2017 2018 2019 2014 2015 2016 2017 2018 2019 YTD YTD Manufactured Home NPLs / EOP Loans (%) Manufactured Home NCOs / Average Loans (%) 0.25 0.50 0.46 0.45 0.20 0.39 0.20 0.40 0.17 0.16 0.35 0.15 0.15 0.30 0.28 0.25 0.10 0.20 0.15 0.10 0.05 0.10 0.05 0.00 0.00 0.00 0.00 0.00 0.00 2014 2015 2016 2017 2018 2019 2014 2015 2016 2017 2018 2019 YTD YTD Note: 2019 YTD financial information as of September 30, 2019 (1) First Advantage Bank manufactured home loan balances and credit quality information based on internal First Advantage Bank reporting 15